November 27, 2018

James E. Hohmann
Chief Executive Officer
Vericity, Inc.
8700 W. Bryn Mawr Avenue
Suite 900S
Chicago, Illinois 60631

       Re: Vericity, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 13, 2018
           CIK No. 0001575434

Dear Mr. Hohmann:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2018 letter.

Amendment No. 1 to DRS Submitted 11/13/2018

Prospectus Summary, page 1

1. We note your revised disclosure in response to our prior comment 3. Please further revise your disclosure to specify that if the standby purchaser acquires more than 50% of your outstanding common stock, it will be able to determine the outcome of corporate actions and may do so without a meeting of stockholders.
Use of Proceeds, page 33

2. We note your response to prior comment 9 and reissue the comment. Please disclose here and in the Summary an approximate amount of the offering proceeds that may be paid as a
 James E. Hohmann
FirstName LastNameJames E. Hohmann
Vericity, Inc.
Comapany 27, 2018
November NameVericity, Inc.
November 27, 2018 Page 2
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FirstName LastName
         special cash dividend. See Item 504 of Regulation S-K. While we note that you cannot predict the precise amount of excess capital that may be available due to various factors, we will not object to qualifying language cautioning investors that the amount disclosed is an estimate and is subject to change. Additionally, please clearly disclose here and in the
         Summary that the standby purchaser will receive a substantial portion of the special dividend, and that the standby purchaser will control the board of directors and therefore will be determining the amount and timing of the special dividend it will receive.
Business
Affinity Partners, page 73

3. We note your response to prior comment 11 and your belief that you are not substantially dependent on your affinity arrangements. Please expand your analysis to provide support for this conclusion that includes both qualitative and quantitative factors as a basis for your assertion that these agreements are not required to be filed. Apex Holdco Equity Incentive Plan , page 121

4. We note your response to prior comment 15. Item 601(b)(10) of Regulation S-K is not limited to agreements where the company or subsidiary is a party, but includes agreements in which the company or subsidiary has a beneficial interest. As noted in the registration statement, the grant of equity-based awards is intended to encourage the creation of long-term value for stockholders by helping to align the interests of the participants under the plan with those of your stockholders and to promote employee retention and ownership. Because the company has a beneficial interest in the Apex
         Holdco Equity Incentive Plan, please file it as an exhibit to the registration statement. As previously requested, please tell us what exemption from registration under the Securities
         Act the standby purchaser intends to rely upon to issue Class B units of Apex Holdco L.P.
         and the facts supporting the use of the exemption. Please also add a risk factor discussing the potential conflicts of interest between investors in the offering and directors and employees that may receive awards under the equity incentive plan, including that those eligible to receive awards may be more likely to participate in the subscription offering given the opportunity to receive equity interests in the standby purchaser.
Consolidated Financial Statements, page F-3

5. Please address the following regarding your response to our prior comment 17 related to your omission ofthe audited financial statements of Vericity, Inc., the registrant:
           You did not specify which scenario described in Section 1160.1 of the Financial
            Reporting Manual on our website is applicable in your case. As you explain in your response, Vericity, Inc. was formed on February 14, 2013; however, the internal guidance you specified is applicable to recently organized registrants. Please clarify which scenario in Section 11.60.1 you believe is applicable to your fact pattern.
           Please tell us the sequence of events necessary for the completion of your conversion
 James E. Hohmann
Vericity, Inc.
November 27, 2018
Page 3
          and this offering. Clearly identify the extent to which certain of the steps will be completed prior to the time your registration statement is declared effective.
          You state in your response to prior comment 17 that "Prior to the offerings, the
          Company has not engaged and will not engage in any operations other than those incidental to its formation and the offerings. The Company has no assets or liabilities, and has no commitments or contingent liabilities other than its obligations under the standby stock purchase agreement entered into in connection with the offerings."
          Please tell us in greater detail the liabilities and expenses incurred by the registrant in connection to the previous offering and how such amounts were reported and paid for.
          Separately tell us the amount of liabilities and expenses incurred by the registrant in connection with the current offering.
       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,
FirstName LastNameJames E. Hohmann
                                                              Division of
Corporation Finance
Comapany NameVericity, Inc.
                                                              Office of
Healthcare & Insurance
November 27, 2018 Page 3
cc:       Brett Pritchard
FirstName LastName